FILED PURSUANT TO RULE 424(B)(3)
                                            REGISTRATION STATEMENT NO. 333-46508


                                   PROSPECTUS

                                3,494,365 SHARES

                         ADVANCED TISSUE SCIENCES, INC.

                                  COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of 3,494,365 shares of our common stock, which is held by one of our current stockholders. This stockholder acquired the shares directly from us in a private placement completed on September 20, 2000.

     Our common stock is traded on the Nasdaq National Market under the symbol "ATIS." On October 2, 2000, the average of the high and low price for the common stock was $7.6875.

                                 ---------------

     THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY OF OUR COMMON STOCK.

                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------

                The date of this prospectus is October 3, 2000



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                                TABLE OF CONTENTS
                                -----------------
                                                                           Page

     Advanced Tissue Sciences, Inc...................................       3

     Risk Factors....................................................       5

     Forward-Looking Statements......................................      12

     Where You Can Find More Information.............................      12

     Information Incorporated by Reference...........................      12

     Use of Proceeds.................................................      13

     Plan of Distribution............................................      13

     Selling Stockholder.............................................      14

     Legal Matters...................................................      15

     Experts.........................................................      15


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                         ADVANCED TISSUE SCIENCES, INC.

     We are a leading company in developing tissue products grown from human cells. We develop these tissue products for medical applications. We are currently focusing our efforts on skin, cartilage and cardiovascular products. We apply a broad range of scientific disciplines, such as cell biology, bioengineering, biochemistry, and polymer and transplant science to culture living human cells "in vivo" or in the body, or "ex vivo" or outside the body. We culture the cells in a manner that allows them to develop and assemble into a functioning tissue. We have successfully replicated a variety of human tissues using our technology.

     Our objective is to redefine tissue repair and transplantation by developing, manufacturing and marketing products produced through our technology. Our product strategy is to use our patented methods to develop multiple products which address unmet therapeutic needs or offer improved, cost-effective alternatives to current methods of treating patients. By building on our base of scientific knowledge through the continued application of our technology, we believe we can achieve significant advances in the development, clinical testing and manufacture of each of our tissue products.

     Our first commercial product, TransCyte(TM), a temporary covering for burns, was first cleared for commercial sale by the Food and Drug Administration or FDA in March 1997 for full-thickness, or third degree burns, and for partial-thickness, or second degree burns, in October 1997. Dermagraft(R) for the treatment of diabetic foot ulcers, a living replacement for the lower or dermal layer of human skin, has completed clinical trials in the United States and a Pre-Market Approval or PMA application has been submitted for approval by the FDA. Dermagraft for diabetic foot ulcers and TransCyte for burns have been introduced in other countries as permitted by regulatory requirements. Both TransCyte and Dermagraft are being commercialized through a joint venture with Smith & Nephew plc, known as the Dermagraft Joint Venture. Our other products are at earlier stages of development.

     TRANSCYTE. TransCyte consists of a dermal tissue with an ultra-thin synthetic covering that acts as a protective cover. In the treatment of third degree burns, TransCyte is designed to help retain fluids and reduce the risk of infection until a sufficient amount of the patient's own skin becomes available for use in covering the treatment area. TransCyte, as compared to silver sulfadiazine in treating second degree burns, has been shown to heal burns faster.

     Of the approximately 1.2 million people who suffer burn injuries annually in the United States, up to 13,000 are severely burned and require skin grafts, which involves taking tissue from another area of the person's body. TransCyte was initially approved to address the approximately 1,500 severely burned patients with burns exceeding 20% of their body surface area. Another 30,000 to 40,000 burn victims, often children, suffer from the partial to mid-dermal burns also being addressed by TransCyte. These burns frequently result from household hazards such as scalds from hot liquids, faulty heating pads or misuse of ignition fluids.

     DERMAGRAFT. Dermagraft consists of living skin cells called fibroblasts grown on a framework that will dissolve over time. It is designed to provide a healthy tissue which retains the normal activity of living tissue to be placed in chronic skin ulcers to support wound closure. Healing skin ulcers faster can potentially reduce the risk of infection (and, in the case of diabetic foot ulcers, the subsequent risk of amputation), as well as the need for taking skin from another area of the body and reconstructive procedures. Chronic skin ulcers that may be addressed by Dermagraft include diabetic foot ulcers, skin ulcers on the lower part of the leg, generally known as venous ulcers, and pressure ulcers.

     In the United States, approximately 300,000 to 400,000 diabetics suffer each year from the full-thickness foot ulcers that represent the target market for Dermagraft. Approximately 700,000 patients suffer with venous ulcers in the United States each year. It is estimated that more than 1.5 million patients are affected by acute pressure ulcers, with over 500,000 nursing home patients suffering from chronic pressure ulcers each year.

     ORTHOPEDICS. Through a separate joint venture with Smith & Nephew, we are developing cartilage tissues for orthopedic applications. Over the past several years, the joint venture's activities have focused on the development of articular cartilage, a smooth cartilage that covers the surfaces of joints. We believe a manufactured articular cartilage could be used to repair cartilage defects in joints. This would provide an opportunity to treat patients at an earlier stage of joint degeneration, thereby delaying, or in some cases eliminating, the need for total joint replacements. We are working to optimize the product before advancing into clinical trials. The joint venture has also developed prototypes for a meniscus, the fibrous "shock absorbing" cartilage in the knee.


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     It is estimated there are over 2 million arthroscopic procedures for repair of the knee, including procedures involving articular cartilage, meniscus and ligament, performed annually in the United States.

     AESTHETIC AND RECONSTRUCTIVE SURGERY. Through a strategic alliance with Inamed Corporation, we are developing aesthetic and reconstructive applications, including products for use in cosmetic surgery such as the temporary covering after chemical peels or laser resurfacing, human collagen for wrinkle and cosmetic correction and as a bulking agent for the treatment of urinary incontinence, cartilage for plastic and reconstructive applications and extracellular matrix for breast reconstruction. There are over 250,000 collagen injections given annually and over 1.1 million chemical peel or laser resurfacing procedures performed annually in the United States. In addition, the number of patients receiving injections to treat urinary incontinence is expected to rise to over 80,000 this year.

     CARDIOVASCULAR. Through the use of our technology, we are developing blood vessels that will grow and repair normally. Potentially, these blood vessels could provide enhanced compatibility with the body and may have an improved chance to remain open with a reduced need for the anticoagulant drugs required with currently available products. In collaboration with the Department of Bioengineering at the University of California, San Diego, we are currently leading an effort to design, construct and evaluate blood vessel grafts produced from cells grown on a framework that would be compatible with implantation. This project is using current advances in various scientific areas, such as cell culture, bioreactor technology, biomaterials and blood vessel mechanics to create a unique, living tissue replacement for blood vessels. The successful integration of these technologies could lead to the development of grafts to treat coronary and peripheral artery vascular diseases.

     In the United States, over 900,000 people die each year from cardiovascular disease. Approximately 12.2 million people suffer from coronary artery disease and over 600,000 coronary artery bypass procedures are performed annually in the United States. Likewise, each year in the United States approximately 350,000 patients are diagnosed with peripheral vascular disease, with over 115,000 bypass procedures for the thigh vein alone being performed annually.

     SMITH & NEPHEW PLC. In April 1996, we entered into an agreement with Smith & Nephew to form a joint venture for the worldwide commercialization of Dermagraft in the treatment of diabetic foot ulcers. The Dermagraft Joint Venture was expanded in 1998 to include venous ulcers, pressure ulcers, burns and other skin tissue wounds. Under the joint venture agreement with Smith & Nephew, we are principally responsible for manufacturing and Smith & Nephew is principally responsible for the worldwide sales and marketing of Dermagraft and TransCyte. Smith & Nephew is a world leader in wound care sales with an established sales force in over 90 countries. It develops, manufactures and markets a wide range of tissue repair products, principally addressing the areas of bone, joints, skin and other soft tissue. Smith & Nephew is known in the United States for its comprehensive training and customer education programs, and it has successfully launched several advanced wound care products.

     In 1994, we entered into a separate joint venture with Smith & Nephew for the worldwide development, manufacture and marketing of human cartilage tissue based on our technology for orthopedic applications, known as the NeoCyte Joint Venture. Under the terms of the agreement, we are responsible for supervising the manufacturing of the cartilage tissue products. The joint venture will execute the research and development program, develop a worldwide marketing plan, and will use Smith & Nephew's established selling and distribution network to market the products.

     INAMED CORPORATION. In May 1999, we entered into a strategic alliance with Inamed Corporation for the development and marketing of aesthetic and certain reconstructive applications of our technology. Specifically, we licensed Inamed rights to develop, market and sell certain products for use in cosmetic surgery, cartilage for plastic and reconstructive applications, and a product for breast reconstruction. In addition, in September 1999, Inamed also received license rights to use extracellular matrix, including human collagen, from our three-dimensional culture system for soft tissue augmentation (wrinkles and cosmetic correction) and as a bulking agent for the treatment of urinary incontinence. Inamed Corporation is a global surgical and medical device company engaged in the development, manufacture and marketing of medical devices for the plastic and reconstructive, obesity treatment and general surgery markets.

     Dermagraft(R), TransCyte(TM) and NeoCyte(TM) are our trademarks. This prospectus also includes names and trademarks of other companies.

     Our executive offices are located at 10933 North Torrey Pines Road, La Jolla, California 92037, and our telephone number is (858) 713-7300.


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                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE PURCHASING SHARES OF OUR COMMON STOCK. EACH OF THESE RISK AND UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AS WELL AS ADVERSELY AFFECTING THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS
-----------------------------

WE HAVE A HISTORY OF LOSSES AND MAY NOT BECOME PROFITABLE.

     To date, we have experienced significant operating losses in funding the research, development, testing and marketing of our products and expect to continue to incur substantial operating losses. To June 30, 2000, we had incurred cumulative net operating losses of $255.5 million. Our ability to achieve profitability depends in part upon our ability to successfully manufacture and market Dermagraft and TransCyte for skin ulcers and burns. We may never achieve a profitable level of operations or even if we achieve profitability, we may not be able to sustain it on an ongoing basis.

IF OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, IT COULD MATERIALLY ADVERSELY AFFECT YOUR INVESTMENT AND OUR ABILITY TO RAISE ADDITIONAL CAPITAL.

     We expect our operating results to fluctuate from quarter to quarter based upon when we incur expenses and receive revenues from product sales, contract fees, milestones and other fees. We believe some of these fluctuations may be significant, and you could lose all or some of your investment.

IF OUR PRODUCTS FAIL IN CLINICAL STUDIES, WE WILL BE UNABLE TO OBTAIN FDA APPROVAL AND WILL NOT BE ABLE TO SELL THOSE PRODUCTS.

     To sell our products that are under development, and our existing products for additional applications, we must receive regulatory approval for our products. To obtain those approvals, we must conduct clinical studies demonstrating that our products are safe and effective. We may be unable to obtain FDA approval on a timely basis, if at all. If we cannot obtain FDA approval for a product or any additional application of a product, that product cannot be sold and revenues will suffer.

     Early in 1998, an FDA Advisory Panel recommended the FDA approve Dermagraft for marketing in the United States for the treatment of diabetic foot ulcers. The Advisory Panel's recommendation included certain conditions we would have needed to satisfy after the commercial introduction of Dermagraft. However, in June 1998, the FDA requested we complete an additional controlled clinical trial to support our application for approval to market Dermagraft for the treatment of diabetic foot ulcers. The clinical trial began in late 1998 and the results of a planned interim analysis of data from this trial were announced in December 1999. These data showed that, although statistical significance was not achieved at the interim analysis, Dermagraft was healing more ulcers than the control treatment in those diabetic foot ulcers having a duration of greater than six weeks. In February 2000, the FDA approved an application for an amendment to the Investigational Device Exemption (IDE) for the clinical trial of Dermagraft in the treatment of diabetic foot ulcers. Based on the data presented to the FDA in December, the IDE has been amended to revise the enrollment criteria and the statistical plan for data analysis. Enrollment in this additional clinical trial has been completed and we submitted our PMA application for approval of Dermagraft for the treatment of diabetic foot ulcers to the FDA in August 2000. Commercial introduction within the United States is subject to FDA approval. We cannot predict with any certainty that the FDA will accept our PMA application filing or that the FDA will ever approve any such application.

     Dermagraft may not be successful in this additional clinical trial or other future clinical trials. Our ongoing clinical study of Dermagraft, and clinical studies of our other products, may be delayed or halted for various reasons, including:

     o the product is not effective, or physicians think that it is not effective;
     o  patients experience severe side effects during treatment;
     o  patients do not enroll in the study at the rate we expect; or
     o  product supplies are not sufficient to treat the patients in the study.


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     In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process. The FDA and foreign regulatory authorities may not agree that we have demonstrated that Dermagraft, or any of our other products, are safe and effective after we complete clinical trials.

WE WILL NEED ADDITIONAL FUNDS TO SUPPORT OPERATIONS. IF WE ARE UNABLE TO OBTAIN THEM, WE WOULD BE UNABLE TO COMPLETE OUR PRODUCT DEVELOPMENT PROGRAMS AND WOULD HAVE TO REDUCE OR CEASE OPERATIONS, OR ATTEMPT TO SELL SOME OR ALL OF OUR OPERATIONS OR TO MERGE WITH ANOTHER ENTITY.

     The further development of our technology and products as well as any further development of manufacturing capabilities or the establishment of additional sales, marketing and distribution capabilities will require the commitment of substantial funds. Our existing working capital will not be sufficient to meet our needs. Potential sources of additional funds include payments from our alliances with Smith & Nephew and Inamed Corporation. If, for any reason, Smith & Nephew were to terminate the Dermagraft Joint Venture or, to a lesser extent, the NeoCyte Joint Venture, we would experience a substantial increase in the need for and use of our working capital to support the commercialization and manufacture of our Dermagraft and TransCyte products or the development of our orthopedic cartilage products. We may pursue additional public or private offerings of debt or equity securities or other means to obtain funds. We could also acquire additional funding through collaborative arrangements or the extension of existing arrangements, which could require the issuance of additional equity interests in us.

     We may not satisfy the milestones for additional funds under the joint ventures with Smith & Nephew or the alliance with Inamed. We also may not be able to obtain adequate funds under other existing or future arrangements when such funds are needed or, if available, on terms acceptable to us.

     Insufficient funds may require us to delay, scale back or eliminate certain of our research and product development programs or that we license third parties the right to commercialize products or technologies that we would otherwise commercialize ourselves or that we attempt to merge with another entity or otherwise reduce or cease operations.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET AND MAY NOT BE SUCCESSFULLY COMMERCIALIZED BECAUSE PHYSICIANS AND PATIENTS MAY NOT PURCHASE OR USE THEM.

     Our products are based on new and innovative technologies and the medical community or the general population may not broadly purchase or use our products as alternatives to existing methods of treatment. Sales of our products may be adversely affected by:

     o   their respective cost;
     o   concerns related to efficacy;
     o   the effectiveness of alternative methods of treatment; and
     o   the insufficiency of third-party reimbursement.

     Any future negative events or other unfavorable publicity involving the use of our products could also adversely affect acceptance of our products. Both we and Smith & Nephew have limited direct experience marketing or obtaining third-party reimbursement for these types of products.

     Additionally, TransCyte has been marketed and sold in the United States since 1997. To date, it has not achieved widespread commercial acceptance in the United States. Similarly, Dermagraft has only been sold internationally and may never achieve commercial acceptance in the United States even if it receives FDA approval.

WE RELY ON THIRD PARTIES TO MARKET, DEVELOP AND SELL OUR PRODUCTS AND THOSE THIRD PARTIES MAY NOT PERFORM SUCCESSFULLY. OUR DEPENDENCE ON THIRD PARTIES AND OUR LACK OF SALES AND MARKETING PERSONNEL COULD LIMIT OUR ABILITY TO DEVELOP OUR PRODUCTS OR TO GENERATE REVENUES FROM PRODUCT SALES.

     We are particularly dependent on Smith & Nephew with respect to the Dermagraft Joint Venture and NeoCyte Joint Venture. The amount and timing of resources to be devoted by Smith & Nephew is not within our control. In addition, the Dermagraft and NeoCyte joint venture agreements provide that they may be terminated


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


before their expiration under certain circumstances that are outside our control. If Smith & Nephew does not perform its obligations as expected or if Smith & Nephew has a strategic shift in its business focus, it would be difficult for us to successfully complete the development efforts of the Dermagraft Joint Venture and NeoCyte Joint Venture. We are relying on Smith & Nephew and others to market our products both domestically and internationally.

     Our success in generating market acceptance of Dermagraft and TransCyte will depend on the marketing efforts of Smith & Nephew. We cannot control the amount and timing of resources that Smith & Nephew or others may devote to marketing and selling our products. Smith & Nephew may not perform its obligations under the Dermagraft Joint Venture as expected. Our failure to achieve broad use of Dermagraft for the treatment of diabetic foot ulcers and, to a lesser extent, TransCyte for burn care, would hurt our ability to generate revenues and any future profits.

     To the extent that we choose not to or are unable to establish such arrangements, we would experience increased capital requirements to undertake research, development and marketing of our proposed products at our own expense. If we are unable to meet these expenses we may be unable to continue our operations.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE MAY BE UNABLE TO PREVENT OTHER COMPANIES FROM USING OUR TECHNOLOGY IN COMPETITIVE PRODUCTS. IF WE INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY BE PREVENTED FROM DEVELOPING OR MARKETING OUR PRODUCTS.

     Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. Our competitors may develop similar products that are the same as our products and market those products after our patents expire, or may design around our existing patents. If this happens, sales of our products would suffer and our ability to generate revenues will be severely impacted. Furthermore, patents may be issued to others that prevent the manufacture or sale of our products. We may have to pay significant fees or royalties to license those patents to continue marketing our products. This would cause any future profits on sales of our products to decline.

     Our dependence upon having exclusive rights to the technology covered under our owned or licensed patents and patent applications is subject to the following risks:

     o   applications may not result in issued patents;
     o current or future issued or licensed patents, trade secrets or know-how may not afford protection against competitors with similar technologies or processes;
     o any patents issued may be infringed upon or designed around by others or be challenged and invalidated;
     o others may independently develop technologies or processes that are the same as or substantially equivalent to ours.

     In addition to patent protection, we also rely on trade secrets, know-how and technology advances. We enter into confidentiality agreements with our employees and others, but these agreements may not be effective in protecting our proprietary information. Others may independently develop substantially equivalent information or obtain access to our know-how.

     Litigation, which is very expensive, may be necessary to enforce or defend our patents or rights and may not end favorably for us or, even if successful, may consume enormous financial and management resources. Any of our licenses, patents or other intellectual property may be challenged, invalidated, canceled, infringed or circumvented and may not provide any competitive advantage to us.

IF THE THIRD-PARTY SUPPLIERS THAT SUPPLY THE MATERIALS NECESSARY TO MANUFACTURE OUR PRODUCTS DO NOT SUPPLY QUALITY MATERIALS IN A TIMELY MANNER, IT MAY DELAY OR IMPAIR OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS ON A TIMELY AND COMPETITIVE BASIS OR ADVERSELY AFFECT OUR POTENTIAL FUTURE PROFITABILITY.

     Although most of the raw materials used in the manufacture of our Dermagraft and TransCyte products are available from more than one supplier, changes in certain critical components could cause the FDA to require us to prove equivalency of the materials or potentially to modify or perform additional clinical trials for our Dermagraft and TransCyte products, which could have the effect of restricting our ability to commercialize our products.


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     The mesh framework used by us in the manufacture of Dermagraft is available from only one FDA-qualified manufacturing source. Similarly, the synthetic mesh framework used by us in the manufacture of TransCyte is available from only one FDA-qualified manufacturing source. Because the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain component parts and packaging materials in their applications, FDA approval of a new supplier would be required if these materials become unavailable from the current suppliers.

     Interruptions in supplies for the manufacture of our Dermagraft and TransCyte products may occur in the future and we may have to obtain substitute vendors for these materials. Any significant supply interruption would delay our clinical trials as well as our product development and marketing programs. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to us or incompatible with our manufacturing process, could prevent or delay our ability to manufacture products. These delays would have an adverse effect on our revenues.

IF OUR PRODUCTS THAT ARE IN AN EARLY STAGE OF DEVELOPMENT ARE NEVER SUCCESSFULLY COMMERCIALIZED WE MAY NOT HAVE REVENUES TO CONTINUE OPERATIONS.

     We have products that are in an early stage of development. To date, only TransCyte has been approved for commercial sale and only Dermagraft has advanced to clinical trials in the United States. However, Dermagraft will still require further marketing approvals from the FDA, and all of our other products are at earlier stages of research, development and testing. These products, including additional indications for Dermagraft and TransCyte, will require significant additional research and development, as well as extensive preclinical and clinical testing.

     Since our products are based on innovative technologies, there are many reasons why our products may not advance beyond their early stage of development. These reasons include the possibilities that:

     o any or all of these products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals;
     o   our products are uneconomical to market;
     o third parties may hold legal rights that preclude us from marketing such products; or
     o our products fail to achieve market acceptance because of competing technologies and products.

RISKS RELATED TO OUR INDUSTRY
-----------------------------

IF WE FAIL TO OBTAIN REGULATORY APPROVAL TO COMMERCIALLY MANUFACTURE OR SELL ANY OF OUR PRODUCTS, OR IF APPROVAL IS DELAYED, IT COULD INCREASE THE COST OF PRODUCT DEVELOPMENT, OR ULTIMATELY PREVENT OR DELAY OUR ABILITY TO SELL OUR PRODUCTS AND GENERATE REVENUES.

     We and our development and commercial partners are subject to extensive government regulation. The FDA and other state and foreign regulatory authorities require rigorous preclinical testing, clinical trials and other product approval procedures for our products. Numerous regulations also govern the manufacturing, safety, labeling, storage, recordkeeping, reporting and marketing of our products. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. The FDA and other state or foreign regulatory authorities have limited experience with our technology and products. As a result, our products are susceptible to requests for clinical modifications or additional supportive data, or changes in regulatory policy, which could substantially extend the test period for our products resulting in delays or rejections. Even after substantial time and expense, we may not be able to obtain regulatory product approval by the FDA or any equivalent state or foreign authorities. If we obtain regulatory product approval, the approval may limit the uses for which we may market the product.

     For example, in June 1998, the FDA indicated that our marketing application for Dermagraft for the treatment of diabetic foot ulcers was not approvable without supportive data from an additional clinical trial. We are currently conducting the additional clinical trial as requested by the FDA. If the trial is not successful or if we do not receive FDA approval at the conclusion of the clinical trial it will prevent or at least delay sales of Dermagraft.

     In addition, although the FDA has classified TransCyte as a medical device, the state of California and the state of New York have notified us that we must register as a tissue bank to manufacture or distribute TransCyte in those states. Although some states do not regulate tissue banks, there are certain other states besides California and


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New York that do. Such states could take a position similar to California and
New York with regard to the regulatory status of TransCyte. In June 1997, we submitted a petition to the FDA requesting an advisory opinion that the FDA's federal regulation of this product as a medical device preempts conflicting New York laws from regulating the product as banked human tissue. In January 2000, the FDA denied our petition to preempt applicable New York laws. In view of the FDA's decision, the Company has initiated discussions at the individual state level, beginning with the State of California in an attempt to resolve this matter. We and our customers will be subjected to a costly new layer of regulation unless the outcome of these discussions concludes otherwise. In addition, under the laws of some states that regulate tissue, including New York and Florida, the sale of human tissues for valuable consideration is prohibited. We are currently distributing TransCyte in California and New York under tissue banking licenses. Due to the similarities of our products, regulations applicable to TransCyte are also expected to apply to our Dermagraft product and potentially to our NeoCyte product as well.

     After regulatory approval is obtained, our product, and its manufacture and related manufacturing facilities will be subject to continual review and periodic inspections. Any subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. For example, after inspecting the manufacturing facility early in 1998 in conjunction with our application for the approval of Dermagraft for the treatment of diabetic foot ulcers, the FDA notified us of numerous objectionable conditions under a Form FDA 483 list of observations. These observations concerned our manufacturing processes and systems for Dermagraft and TransCyte. In March 1998, the FDA issued a warning letter requiring us to investigate and correct the conditions identified by the FDA. In September 1998, we successfully completed a reinspection by the FDA of our manufacturing facility and quality systems. However, we must continue to pass future facility inspections by the FDA and foreign regulatory authorities.

     Our research and development activities and manufacturing operations involve the controlled use of small quantities of radioactive compounds, chemical solvents and other hazardous materials. In addition, our business involves the growth of human tissues. If an accident occurs, we could be held liable for any damages that result. In addition, these research activities and operations are subject to continual review under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state or local laws and regulations which impact our ability to develop and market our products.

HEALTHCARE REFORM MEASURES AND REIMBURSEMENT PROCEDURES MAY PREVENT US FROM OBTAINING AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR PRODUCTS THAT IN TURN WOULD DECREASE OUR ABILITY TO GENERATE REVENUES.

     Our ability to commercialize products successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. In the United States, government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products. In some cases, such payors may refuse to provide any coverage for uses of approved products for indications that the FDA has not granted marketing approval. Initiatives to reform healthcare delivery are increasing these cost containment efforts. As managed care organizations continue to expand as a means of containing healthcare costs, we believe there may be attempts by such organizations to restrict the use of, delay authorization to use, or limit coverage and the level of reimbursement for, new products, such as those being developed and commercialized by us, pending completion of cost/benefit analyses of such products by those managed care organizations. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

     Our TransCyte and Dermagraft products are novel and as such are subject to inherent uncertainty in the area of reimbursement. Adequate government or private payor coverage or levels of reimbursement may not be available for any of our products and we may not be able to maintain price levels sufficient for the realization of an appropriate return on our investment in such products. Failure to obtain sufficient coverage and reimbursement levels for uses of our products could decrease the market acceptance of such products.

DISCOVERIES OR DEVELOPMENT OF NEW TECHNOLOGIES BY OUR COMPETITORS OR OTHERS MAY MAKE OUR PRODUCTS LESS COMPETITIVE OR MAKE OUR PRODUCTS OBSOLETE.

     The biomedical technology industry is subject to rapid, unpredictable and significant technological change. Competition from universities, research institutions and pharmaceutical, chemical and biotechnology companies is intense. Many competitors or potential competitors have greater financial resources, research and development capabilities and manufacturing and marketing experience than we do. In general, the first biomedical product to be commercialized for a particular therapeutic indication is often at a significant competitive advantage relative to later entrants to the market. Accordingly, the relative speed with which we can develop products, complete clinical trials, obtain regulatory approvals and develop commercial manufacturing capability may affect our competitive position.

     Other factors such as our ability to secure regulatory approval for our products, to implement production and marketing plans, and to secure adequate capital resources will also impact our competitive position. We may not have the resources to compete successfully.

IF WE ARE UNABLE TO ATTRACT KEY PERSONNEL AND ADVISORS OR IF OUR CURRENT MANAGEMENT AND TECHNICAL PERSONNEL LEAVE THE COMPANY, IT MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN FINANCING OR TO DEVELOP OUR PRODUCTS.

     Our success will depend in large part upon our ability to attract and retain qualified scientific, administrative and management personnel as well as the continued contributions of our existing senior management and scientific and technical personnel. We face strong competition for such personnel and we cannot give any assurance that we will be able to attract or retain such individuals. In particular, if we lose the services of either Arthur J. Benvenuto, our Chairman and Chief Executive Officer, or Dr. Gail K. Naughton, our President, it will limit our ability to achieve our business objectives and could make it difficult to raise additional funds or to attract partners.

WE MAY NOT HAVE ADEQUATE INSURANCE AND IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, IT MAY RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR DAMAGES THAT EXCEED OUR INSURANCE LIMITATIONS.

     The use of any of our products, whether for commercial applications or during clinical trials, exposes us to an inherent risk of product liability claims if such products cause injury, disease or result in adverse effects. Such liability might result from claims made directly by healthcare institutions, contract laboratories or others selling or using such products. We currently maintain product liability insurance coverage; however, such insurance coverage might not be sufficient to fully cover any potential claims. Such insurance can be expensive and difficult to obtain. Adequate insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against any such liability. Any product liability claim in excess of insurance coverage would have to be paid out of our cash reserves which would have a detrimental effect on our financial condition.

DISCOVERY OF PREVIOUSLY UNKNOWN PROBLEMS WITH A PRODUCT, MANUFACTURER, OR FACILITY COULD RESULT IN PRODUCT RECALLS OR WITHDRAWALS AND SIGNIFICANTLY REDUCE OUR RESOURCES.

     Our tissue repair and transplantation products are complex and must be manufactured under well-controlled and sterile conditions, in addition to meeting strict product release criteria. Any manufacturing errors or defects, or uncorrected impurity or variation in a raw material, either unknown or undetected by us, could affect the quality and safety of our products. If any of the defects were material, we could be required to undertake a market withdrawal or recall of the affected products. The cost of a market withdrawal or product recall could significantly reduce our resources.

RISKS RELATED TO OFFERING
-------------------------

OUR STOCK PRICE COULD CONTINUE TO BE VOLATILE AND ANY INVESTMENT COULD SUFFER A DECLINE IN VALUE, ADVERSELY AFFECTING OUR ABILITY TO RAISE ADDITIONAL CAPITAL WHICH COULD IN TURN DELAY COMMERCIALIZATION OF OUR PRODUCTS.

     The market price of our Common Stock has fluctuated significantly in recent years and is likely to fluctuate in the future. For example, from April 1998 to August 2000, our Common Stock has closed as high as $12.13 per share and as low as $1.97 per share. Factors contributing to this volatility have included:

     o   the results of research or scientific discoveries by us or others;
     o   progress or the results of preclinical and clinical trials;
     o   new technological innovations;
     o   the approval and commercialization of products;
     o   developments concerning technology rights;
     o   litigation and related developments; and
     o   public perception regarding the safety and efficacy of our products.

Fluctuations in our financial performance from period to period, the issuance of analysts' reports and general industry and market conditions also tend to have a significant impact on the market price of our Common Stock.

FUTURE SALES OF OUR SECURITIES IN THE PUBLIC MARKET COULD LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY IN NEW STOCK OFFERINGS TO RAISE FUNDS TO CONTINUE OPERATIONS.

     The market price of our securities could drop due to sales of a large number of our securities or the perception that these sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a price that we deem appropriate.

OUR CHARTER DOCUMENTS AND STOCKHOLDER RIGHTS PLAN MAY PREVENT US FROM PARTICIPATING IN TRANSACTIONS THAT COULD BE BENEFICIAL TO STOCKHOLDERS.

     Our stockholder rights plan and provisions in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership, including transactions in which you might otherwise receive a premium for your shares over the then-current market price. These provisions also may limit our stockholder's ability to approve transactions that they deem to be in their best interest. In addition, our Board of Directors may issue shares of preferred stock without any further action by stockholders. Such issuances may have the effect of delaying or preventing a change in our ownership.

                           FORWARD-LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE ARE NOT OBLIGATED TO UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     1. Our annual report on Form 10-K for the fiscal year ended December 31, 1999, including specified information in our definitive proxy statement in connection with our 2000 annual meeting of stockholders;

     2. Our quarterly report on Form 10-Q for the quarterly periods ended March 31, 2000 and June 30, 2000;

     3. Our current report on Form 8-K filed September 20, 2000;

     4. The description of our common stock contained in our registration statement on Form 8-A filed July 28, 1992, including any amendments or reports filed for the purpose of updating such descriptions; and

     5. The description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed on January 6, 1995, including any amendments or reports filed for the purpose of updating such descriptions.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

              Advanced Tissue Sciences, Inc.
              10933 North Torrey Pines Road
              La Jolla, California 92037
              (858) 713-7300
              Attn:  Investor Relations

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDER IS NOT AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                                 USE OF PROCEEDS

     Advanced Tissue Sciences will not receive any of the proceeds from the sale of the shares by the selling stockholder.

                              PLAN OF DISTRIBUTION

     Advanced Tissue Sciences is registering all 3,494,365 shares on behalf of the selling stockholder. We issued all of the shares to the selling stockholder in a private placement transaction. The selling stockholder, the State of Wisconsin Investment Board, named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the selling stockholder) may sell the shares from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholder may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     o a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;
     o an exchange distribution in accordance with the rules of the respective exchange;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
     o   in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

     The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder also may sell shares short and redeliver the shares to close out such short positions. The selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder. Advanced Tissue Sciences will make copies of this prospectus available to the selling stockholder and has informed him of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

     Advanced Tissue Sciences will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     o the name of each such selling stockholder and of the participating broker-dealer(s);
     o   the number of shares involved;
     o   the price at which such shares were sold;
     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
     o   other facts material to the transaction.

     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, Advanced Tissue Sciences will file a supplement to this prospectus.

     Advanced Tissue Sciences will bear all costs, expenses and fees in connection with the registration of the shares, including a limited amount of the selling stockholder's fees and expenses, but excluding fees and expenses of any other advisers to the selling stockholder. In addition, the selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act. The selling stockholder has agreed to indemnify Advanced Tissue Sciences, its directors and officers who sign the registration statement, and control persons against specified liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                               SELLING STOCKHOLDER

     The following table sets forth the number of shares owned by the selling stockholder. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar right, or transaction effected without the receipt of consideration which results in an increase in the number of Advanced Tissue Sciences' outstanding shares of common stock. The selling stockholder has not had a material relationship with Advanced Tissue Sciences within the past three years other than as a result of the ownership of the shares or other securities of Advanced Tissue Sciences. No estimate can be given as to the amount of shares that will be held by the selling stockholder after completion of this offering because the selling stockholder may offer all or some of the shares they hold and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholder named below.


                                                 Shares Beneficially Owned Prior
                                                        to This Offering
                                            -------------------------------------------              Number of
                                                                   Percentage of Common         Shares Registered
     Name of Selling Stockholder                  Number             Stock Outstanding           for Sale Hereby
------------------------------------        ------------------     --------------------         -----------------
State of Wisconsin Investment Board             11,949,365                18.9%                     3,494,365


                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon by Brobeck, Phleger & Harrison LLP, San Diego, California.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Advanced Tissue Sciences, Inc. and the combined financial statements of the Dermagraft Joint Venture included in our annual report on Form 10-K for the year ended December 31, 1999, as set forth in their reports, which are incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                                3,494,365 Shares

                                 ADVANCED TISSUE

                                 SCIENCES, INC.


                                  COMMON STOCK

                          -----------------------------
                                   PROSPECTUS

                          -----------------------------

                              October 3, 2000